UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 30, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aastrom Biosciences, Inc.

File No. 1-35280 - CF#34497

Vericel Corporation (successor to Aastrom Biosciences, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Aastrom Biosciences, Inc. excluded from Exhibit 10.2 to a Form 8-K filed on November 22, 2011, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 8-K/A filed on December 30, 2016.

Based on representations by Vericel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2 to Form 8-K filed November 22, 2011   through November 16, 2021
Exhibit 10.1 to Form 8-K/A filed December 30, 2016   through November 16, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary